EXHIBIT 99.2

WAIVER AND CREDIT AMENDMENT AGREEMENT

THIS AGREEMENT DATED with effect as of the 14th day of February, 2014 between CLAUDE RESOURCES INC. (the "Borrower") and NORREP CREDIT OPPORTUNITIES FUND INC., IN ITS CAPACITY AS GENERAL PARTNER OF NORREP CREDIT OPPORTUNITIES FUND II, LP and NORREP CREDIT OPPORTUNITIES FUND II (PARALLEL), LP (collectively, the "Lender").

Recitals

A.           The Lender has advanced a $25,000,000 term loan (the "Loan") to the Borrower pursuant to a Credit Agreement dated as of April 5, 2013 (the "Credit Agreement");

B.           As security for the repayment of the Loan and the Borrower's other obligations under the Credit Agreement, the Borrower has granted in favour of the Lender a security interest, mortgage and charge over all of its present and after-acquired property pursuant to the Credit Agreement, a general security agreement, a debenture and a debenture pledge agreement dated of even date therewith (collectively, the "Security");

C.           As of the date hereof, the Borrower is not in compliance with its covenants under Sections 10.l(q) of the of the Credit Agreement (the "Existing Non-Compliance"); and

D.           The Borrower has requested the Lender to temporarily waive the Existing Non- Compliance and to make certain other amendments to the Credit Agreement in the manner set out herein.

NOW, THEREFORE, THIS AGREEMENT WITNESSETH that, in consideration of the mutual covenants and obligations herein contained, and other good and valuable consideration, the receipt and sufficiency of each of which is hereby acknowledged by the Borrower, the parties hereto agree as follows:

1.	Confirmations

The parties hereby acknowledge, covenant and agree with the other as follows:

(a)	each of the obligations described in the Credit Agreement and the Security is a valid and enforceable obligation of the Borrower effective as of the date of execution thereof, and is enforceable by the Lender against the Borrower in accordance with its terms;

(b)	the indebtedness owing under the Loan is a valid and enforceable obligation owed by the Borrower to the Lender, effective as of the date thereof, and is enforceable by the Lender against the Borrower in accordance with its terms.

2.	Covenant Waiver and Modifications

2.1	The Lender hereby waives the Existing Non-Compliance, with retroactive effect from and after December 31, 2013, and agrees to not enforce any rights and remedies under the Credit Agreement and the Security for the Existing Non-Compliance. Additionally, the Lender agrees that each representation and warranty of the Borrower and other references contained in the Credit Agreement and the Security shall be deemed to be amended to exclude any reference to any Event of Default (as defined therein) that has been waived pursuant to this Section 2.1.

2.2	The Lender and the Borrower hereby agree that Section 10.01(q) of the Credit Agreement shall be amended as follows:

(a)	the references to June 30, 2013 in Sections 10.1(q)(i) (Current Ratio) and 10.1(q)(ii) (Cash Flow Ratio) shall be replaced with references to December 31, 2014; and

(b)	Section 10.1(q)(iii) (Minimum TTM EBITDA) shall be deleted in its entirety.

3.	Additional Obligations and Acknowledgments of the Borrower

3.1	As additional consideration for the amendments and waivers granted by the Lender pursuant to this Agreement, the Borrower shall pay to the Lender $1,000,000 (the "Consideration"), within ten (10) Business Days of March 20, 2014, in either cash or common shares of the Borrower, with such common shares to be issued at a deemed issue price equal to the market price as at the payment date, with the form of payment being at the option of the Borrower, and subject to approval of the Toronto Stock Exchange, if applicable. The parties agree that should the Borrower fail to obtain the aforementioned approval of the Toronto Stock Exchange within ten (10) Business Days of March 20, 2014, then the Borrower shall be deemed to have elected to pay the Consideration in cash. The Lender and the Borrower hereby agree that all outstanding warrants to purchase common shares held by the Lender in the Borrower shall, upon receipt of the Consideration by the Lender, be cancelled and terminated.

3.2	The Borrower agrees that it shall exercise commercially reasonable efforts to effect a sale or other transaction of all or a portion of the assets of Borrower, in addition to the sale of the Madsen Lands (as that term is defined in the Declaration of No Interest of the Lender addressed to the Borrower and Laurentian Goldfields Ltd.), and agrees to take the following steps within the following timeframes towards accomplishment of that objective:

Task	Date
Corporate finance firm chosen	February 7, 2014
Offering Memorandum completed	March 3, 2014
Initial term sheet deadline	April 4, 2014
Final term sheet deadline	April 18, 2014
Partner chosen	April 25, 2014
Process completed	July 31, 2014

3.3	In the event of a breach of any term of this Agreement by the Borrower or the breach of any provisions of the Credit Agreement, the Loan or the Security, the Lender will not:

(a)	take any action to invalidate, disclaim or terminate the Royalty Purchase Agreement and Net Smelter Returns Royalty Agreement between 8248567 Canada Limited ("824 Canada") and the Borrower (the "NSR Royalty Agreement"); or

(b)	take any action to effect or approve any transfer, sale or other disposition of the mineral dispositions subject to the NSR Royalty Agreement without requiring the transferee or purchaser to enter into a written agreement with 824 Canada pursuant to which the transferee or purchaser covenants to be bound by the terms of the NSR Royalty Agreement to the extent of the interest that is transferred or sold.

The Lender will oppose any application or other action by any receiver, receiver and manager or like official of the Borrower or any of its assets to take any action referred to in clauses (a) and (b) above.

3.4	For greater certainty, subject to Section 3.3, in the event of a breach of any term of this Agreement by the Borrower or the breach of any provisions of the Credit Agreement, the Loan or the Security, the Lender shall be entitled to take all enforcement steps the Lender considers necessary and which are permitted or required by law to realize on the Security or collect the indebtedness owed to the Lender by the Borrower

4.	Miscellaneous

4.1	All capitalized terms used but not defined in this Agreement shall have the respective meanings assigned thereto in the Credit Agreement.

4.2	This Agreement shall be governed by and construed in accordance with the laws of the Province of Saskatchewan and Canadian federal law which are applicable in the Province of Saskatchewan.

4.3	Each of the parties hereby attorns to the non-exclusive jurisdiction of the courts of Saskatchewan.

4.4	Any notice required to be given to any party hereunder may be given to that party at the address and in the manner described in the Credit Agreement.

4.5	If any one or more of the provisions contained in this Agreement shall be determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

4.6	This Agreement shall enure to the benefit of and be binding upon the Lender and the Borrower and their successors and permitted assigns.

4.7	The Borrower hereby acknowledges and agrees that it has entered into this Agreement freely without coercion or duress by the Lender or any of its officers or agents.

4.8	The parties agree that all the rights and remedies of the Lender hereunder, the Credit Agreement, the Loan and the Security are cumulative and are in addition to, without prejudice to, and shall not be deemed to exclude, any other right or remedy allowed to the Lender hereunder or any other such agreement or document, except as specifically set out herein.

4.9	The parties also agree that all rights and remedies of the Lender may be exercised concurrently.

4.10	The parties agree that time shall be of the essence of this Agreement in all respects.

4.11	The parties hereby agree that they will execute such further documents, deeds, and assurances, including any amendments to all or any of the Security, and that they will do all such acts as may be reasonably required to fully implement the intent of this Agreement.

4.12	No condoning, excusing, or waiver by either party of any default, breach, or non- observance by the other party at any time or times with respect to any covenants or provisos contained in this Agreement shall constitute a waiver by that party of its rights to act upon such or further default, breach, or non-observance.

4.13	This Agreement may be executed in counterparts and shall be fully binding if executed in counterparts.

4.14	The Lender acknowledges and agrees that this Agreement and the Credit Agreement will be made available on SEDAR.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Borrower has duly executed this Agreement as of the date set out on the first page hereof.

CLAUDE RESOURCES INC.

Per:	/s/ Neil McMillan
Name: Neil McMillan
Title: President/CEO

Per:	/s/ Rick Johnson
Name: Rick Johnson
Title: CFO

[Signature page to Forbearance Agreement]

IN WITNESS WHEREOF, the Lender has duly executed this Agreement as of the date set out on the first page hereof.

NORREP CREDIT OPPORTUNITIES
FUND II, LP, by its General Partner,
Norrep Credit Opportunities Fund Inc.

Per:	/s/ Chris Johnson
Name:	Chris Johnson
Title:	President

NORREP CREDIT OPPORTUNITIES
FUND II (PARALLEL), LP, by its General Partner,
Norrep Credit Opportunities Fund Inc.

Per:	/s/ Chris Johnson
Name:	Chris Johnson
Title:	President